Prudential Investment Portfolios 18
655 Broad Street
Newark, New Jersey 07102

January 26, 2018

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison MLP Fund

Post-Effective Amendment No. 37 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 38 to the Form N-1A Registration Statement under the Investment Company Act of 1940

       Securities Act Registration No. 333-43491

Investment Company Act No. 811-08587

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on November 15, 2017 on behalf of Prudential Investment Portfolios 18 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the Securities Act of 1933 (1933 Act) solely for the purpose of adding a new class of shares to the Prudential Jennison MLP Fund (the Fund), which is a series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on January 2, 2018 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Mr. Alberto Zapata prior to the effectiveness of the Amendment.

Response: The Staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendment.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information have been and/or will be updated to reflect the inclusion of Class Q shares for the Fund.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of the Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: In the responsive EDGAR correspondence to be filed by the Registrant, please include the completed fee table (including any attached footnote disclosures) and the completed expense example table as they will appear in the Fund’s prospectus.

Response: As requested, set out below is the final completed fee table (with accompanying footnotes) and the completed final expense example table as they will appear in the Fund’s prospectus:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class Q	Class Z
Management fees	1.00%	1.00%	1.00%	1.00%
Distribution and service (12b-1) fees	0.30%	1.00%	None	None
Other expenses(1)	0.24%	0.23%	1.71%	0.21%
Deferred Income Tax Expenses/(Benefit)(2)	0.00%	0.00%	0.00%	0.00%
Current Income Tax Expenses	0.00%	0.00%	0.00%	0.00%
Total annual Fund operating expenses	1.54%	2.23%	2.71%	1.21%
Fee waiver and/or expense reimbursement	(0.05)%	0.00%	(1.50)%	0.00%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement(3,4)	1.49%	2.23%	1.21%	1.21%

(1) Other expenses are based on estimates.

(2) The Fund is classified for federal income tax purposes as a taxable regular corporation or so-called Subchapter “C” corporation. As a “C” corporation, the Fund accrues deferred tax liability for its future tax liability associated with the capital appreciation of its investments, distributions it receives on interests of master limited partnerships considered to be a return of capital, and for any net operating gains. The Fund’s accrued deferred tax liability, if any, is reflected each day in the Fund’s net asset value per share. The Fund’s deferred tax liability will depend upon income, gains, losses, and deductions the Fund is allocated from its master limited partnership investments and on the Fund’s realized and unrealized gains and losses, and may vary greatly from year to year and from day to day depending on the nature of the Fund’s investments, the performance of those investments and general market conditions. Therefore, any estimate of deferred tax liability cannot be reliably predicted from year to year. Actual income tax expense, if any, will be incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the Fund's assets and other factors. For the year ended November 30, 2017, the Fund's deferred tax benefit was $3,786,564.

(3) PGIM Investments LLC (PGIM Investments) has contractually agreed, through March 31, 2019, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursement to 1.50% of average daily net assets for Class A shares, 2.25% of average daily net assets for Class C shares, 1.25% of average daily net assets for Class Z shares, and 1.20% of average daily net assets for Class Q shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to March 31, 2019 without the prior approval of the Fund’s Board of Trustees.

(4) The distributor has contractually agreed through March 31, 2019 to reduce its distribution and service (12b-1) fees for Class A shares to 0.25% of the average daily net assets of the Class A shares. This waiver may not be terminated prior to March 31, 2019 without the prior approval of the Fund’s Board of Trustees.

Example. The following hypothetical example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated and then, except as indicated, redeem all your shares at the end of those periods. It assumes a 5% return on your investment each year, that the Fund's operating expenses remain the same (except that fee waivers or reimbursements, if any, are only reflected in the 1-Year figures) and that all dividends and distributions are reinvested. Your actual costs may be higher or lower.

	If Shares Are Redeemed				If Shares Are Not Redeemed
Share Class	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class A	$693	$1,005	$1,339	$2,280	$693	$1,005	$1,339	$2,280
Class C	$326	$697	$1,195	$2,565	$226	$697	$1,195	$2,565
Class Q	$123	$699	$1,301	$2,931	$123	$699	$1,301	$2,931
Class Z	$123	$384	$665	$1,466	$123	$384	$665	$1,466

7. Comment: Please confirm in the responsive EDGAR correspondence to be filed by the Registrant that the Fund has considered and examined the recently enacted federal tax legislation in connection with the calculation of the Fund’s net asset value (NAV) and related disclosures. This is especially important in light of the Fund’s policy to invest at least 80% of its investable assets in master limited partnerships (MLPs) and MLP-related investments.

Response: The Registrant has reviewed and considered the effects of the recently enacted federal tax legislation on the Fund’s NAV calculations, tax and other disclosures, and other potential impacts. Based on this review, the tax-related discussions and disclosures contained in the Fund’s prospectus and SAI have been revised accordingly.

COMMENTS ON THE PROSPECTUS:

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” in the table entitled “Annual Fund Operating Expenses,” please include sub-captions under the “Other Expenses” table row so that current income tax expense and deferred income tax expense are separately broken out.

Response: In response to this comment, the “Other Expenses” table row has been broken out to include the requested sub-captions.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Fund Fees and Expenses,” in the table entitled “Annual Fund Operating Expenses,” please confirm that the contractual waiver(s) discussed in the footnotes which appear underneath this table will be guaranteed for at least one year from the effectiveness of the Amendment.

Response: Confirmed.

10. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” the following disclosure is set out, in relevant part:

“The Fund’s MLP investments may include, but are not limited to…other equity and fixed income securities and derivative instruments, including pooled investment vehicles and exchange-traded products (ETPs), that provide exposure to MLP investments.”

Please explain what is meant by “pooled investment vehicles.” If “pooled investment vehicles” are exchange-traded funds and/or other mutual funds, please so specify.

Response: In response to this comment, the disclosure pertaining to “pooled investment vehicles” has been revised.

11. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” the discussion of “Tax Risk” is extremely lengthy. Please consolidate this discussion. In addition, as applicable, please ensure that the discussion has been updated to reflect the recently enacted federal tax legislation.

Response: In response to this comment, the discussion of tax risk contained in the Fund Summary has been revised to reduce its length.

12. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Risks,” there is discussion pertaining to “Foreign Securities Risk.” Since foreign securities risk is included as a principal risk, please include in the Fund Summary a corresponding principal investment strategy pertaining to investing in foreign securities.

Response: In response to this comment, the disclosure has been revised accordingly.

13. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Performance,” please reverse the order of the Fund’s benchmark indexes so that the S&P 500 Index appears first, followed by the Alerian MLP Index.

Response: After due consideration, the Registrant respectfully declines to change the order of presentation of the benchmark indexes, because the Alerian MLP Index is the relevant benchmark index against which the Fund measures its performance.

14. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” the following discussions are included, which, if part of the Fund’s principal investment strategies, should be discussed in the Fund Summary:

-- Investment in Small, Unseasoned Issuers
-- Exchange-Traded Funds (ETFs) and Exchange-Traded Products (ETPs)

-- Structured Notes
-- Private Investments in Public Equity (PIPEs)

Response: Because none of the above-listed strategies and/or investments are part of the Fund’s principal strategies, the Registrant respectfully declines to include them in the Fund Summary.

15. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please revise the table of “Principal and Non-Principal Strategies” so that principal and non-principal strategies are clearly identified.

Response: In response to this comment, the table has been revised to identify principal and non-principal strategies.

16. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares,” please confirm that the language and disclosures which explain the sales charges, loads, discounts and breakpoints applicable to various intermediaries conforms to the language and disclosures agreed upon by the Staff and Ms. Claudia DiGiacomo of PGIM Investments.

Response: Confirmed.

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel